Operating and Financial Review and Prospects

The following discussion of the financial condition and results of operations of Gol Linhas Aéreas Inteligentes S.A., or Gol, should be read in conjunction with Gol’s unaudited interim condensed consolidated financial statements as of March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018, filed with the United States Securities and Exchange Commission, or the SEC, on April 30, 2019, the information presented under the sections entitled “Financial Information” and “Item 3.  Key Information—Selected Financial Data,” “Item 5.  Operating and Financial Review and Prospects,” “Item 11.  Quantitative and Qualitative Disclosures about Market Risk” and Gol’s audited consolidated financial statements as of December 31, 2018 and 2017 and for the three years ended December 31, 2018 included in Gol’s annual report on Form 20-F, filed with the SEC on March 14, 2019, which we refer to as the 2018 Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties.  Gol’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Item 3.  Key Information—Risk Factors” in the 2018 Annual Report.

Operating Results

Revenues

Our revenues derive primarily from transporting passengers on our aircraft.  In the three-month period ended March 31, 2019, 94.5% of our net revenues came from passenger transportation revenues, and the remaining 5.5% came from ancillary revenues, principally from: our cargo business, which utilizes cargo space on our passenger flights, as well as revenues from products and services, other than air tickets.  In the three-month period ended March 31, 2019, 83.7% of our revenues derived from our domestic operations and 16.3% from our international operations.  We recognize passenger revenue, including revenue from Smiles’ loyalty program, which relates to the redemption of miles for Gol flight tickets, either when transportation is provided or when the unused ticket expires.  We recognize cargo revenue when transportation is provided.  Other ancillary revenue consists primarily of ticket change fees, excess baggage charges and interest on installment sales.  Passenger revenues depend on capacity, load factor and yield.  Our capacity is measured in terms of available seat kilometers (ASK) which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown.  Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers.  Yield is the average amount that one passenger pays to fly one kilometer.

The following table presents our main operating performance indicators in the three-month periods ended March 31, 2018 and 2019:

	Three-month period ended March 31,
	2018	2019
Operating Data:
Load-factor	80.4%	81.5%
Break-even load-factor	64.1%	68.6%
Aircraft utilization (block hours per day)	12.9	12.8
Yield per RPK (cents)	28.02	28.55
Passenger revenue per ASK (cents)	22.53	23.27
Operating revenue per ASK (cents)	23.87	24.63
Number of departures	64,449	63,771
Average number of operating aircraft	111	111

Our revenues are net of ICMS (Imposto sobre a Circulação de Mercadorias e Serviços) and federal social contribution taxes, including social integration program (Programa de Integração Social), or PIS, and social contribution for financing social security (Contribuição Social para o Financiamento da Seguridade Social), or COFINS.  ICMS does not apply to passenger revenues.  The average rate of ICMS on cargo revenues varies by state from 0% to 20%.  As a general rule, combined PIS and COFINS rates are 3.65% of passenger revenues and 9.25% of cargo revenues and Smiles revenues.

We have one of the largest e-commerce platforms in Brazil and we generate most of our revenues from ticket sales through our website.

ANAC and the aviation authorities of other countries in which we operate may influence our ability to generate revenues.  In Brazil, ANAC approves the concession of flights, and consequently slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft.  Our ability to grow and increase our revenues depends on approvals from ANAC for new routes, increased frequencies and additional aircraft.

Operating Expenses

We seek to lower our operating expenses by operating a young and standardized fleet, upgrading to Boeing 737‑8 Max aircraft, utilizing our aircraft efficiently and improving their productivity, using and encouraging low-cost ticket sales and distribution processes.  The main components of our operating expenses include aircraft fuel, depreciation, maintenance, sales and marketing expenses and salaries, including provisions for our profit sharing plan.

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depend on expensive and underdeveloped infrastructure, especially in the North and Northeast regions of the country.  In addition, taxes on jet fuel are high and are passed along to us.  Our aircraft fuel expenses are variable and fluctuate based on global oil prices.  The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly.  The average price per barrel for the three-month period ended March 31, 2019 was US$60.14 (R$226.73) as compared to US$64.94 (R$210.41) for the same period in 2018.  Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar.  Fuel costs represented 36.8% of our total operating costs and expenses in the three-month period ended March 31, 2019 and 35.9% in the same period in 2018.  In order to partially hedge against increases in oil prices, we enter into short to medium term arrangements to hedge our exposure.  Our pricing and yield management strategy are also important components in hedging our exposure to fuel price fluctuations as we are able to pass a significant portion of these fluctuations to customers in the long-term, allowing us to recapture approximately two‑thirds of this cost through our yield management.

For the three-month period ended March 31, 2018, our aircraft rent expenses were denominated in U.S. dollars and all aircraft lease payments were subject to floating-rate payment obligations that are based on fluctuations in international interest rates.  We currently have hedging policies in place to manage our interest rate, fuel price and foreign exchange rate exposure.

Due to the adoption of IFRS 16 – Leases, or IFRS 16, we changed our accounting for lease contracts as from January 1, 2019.  As a consequence, in the first quarter of 2019, we did not record any rent expenses in the statement of operations.  Accordingly, we record depreciation for the aircraft under IFRS 16 and interest expenses on the finance leases.

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft.  Line maintenance and repair expenses are charged to operating expenses as incurred.  Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle.  Since the average age of our operating fleet as of March 31, 2019 was 9.7 years, and most of the parts on our aircraft are under multi-year warranties, our aircraft require a low level of maintenance and we, therefore, incur low maintenance expenses.  Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results.  Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais, is certified to provide maintenance for Boeing 737-300s, Boeing 767-200/300, Boeing Next Generation 737-700 and 800s and Boeing 737-8 Max.  We currently use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.  We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to our in-house maintenance.  We believe that this advantage will continue in the foreseeable future.

Our passenger service expenses are expenses we incur directly related to our passengers, which include baggage handling, ramp services and expenses due to interrupted flights.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third‑party reservation systems and agents, fees paid to credit card companies and advertising.  Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer (ASK) basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems.  We generate around 82% of our consolidated sales through our website and API systems, including internet sales through travel agents.  For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will continue in the foreseeable future.  Additionally, we have one of the lowest costs related to fraud and chargeback ratios in the industry on our e‑commerce platform.

Salaries paid to our employees include annual cost of living adjustments and provisions made for our profit sharing plan.

Services rendered include ground handling and the cost of airport facilities.

Other operating expenses comprise general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies and professional fees.

Operating Segments

We have two operating segments:

•         flight transportation; and

•         loyalty program.

Our two segments have a number of transactions between each other, as the vast majority of miles redeemed are exchanged for tickets in flights operated by GLA.  The most relevant aspects of intra-group transactions in this regard are:

Net revenue:  a significant portion of the miles redeemed revenue is eliminated when we consolidate GLA and Smiles, as they relate to tickets purchased by Smiles from GLA and revenue is ultimately recognized as passenger transportation in our flight transportation segment.

Operating costs and expenses:  a significant portion of redemption costs in the Smiles loyalty program segment is eliminated when we consolidate GLA and Smiles as they relate to tickets purchased by Smiles from GLA and ultimately recorded as flight transportation costs in our flight transportation segment.

Finance result:  under the agreements between GLA and Smiles, Smiles makes certain advance ticket purchases at a discount.  This discount is recognized as a financial expense in our flight transportation segment and as a financial income in our Smiles loyalty program segment, both of which are eliminated when we consolidate GLA and Smiles.

See “—Results of Operations—Segment Results of Operations” in the 2018 Annual Report for more information on our operating segments.

Brazilian Macroeconomic Environment

As most of our operations are domestic, we are affected by Brazilian general economic conditions.  While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil.  We believe the rate of growth of the Brazilian economy is important in determining our growth and our results of operations.  Our revenue passenger kilometer in the domestic market increased by 12.0% in the three-month period ended March 31, 2019 as compared to the same period in 2018.  This increase was primarily due to Brazil’s recent economic recovery.  After contractions in Brazil’s GDP in 2015 and 2016, Brazilian GDP increased by 1.0% in 2017, 1.1% in 2018 and 1.1% in three-month period ended March 31, 2019.

Compared to the three-month period ended March 31, 2018, our passenger revenue per available seat kilometer (PRASK) increased by 3.3% in the same period in 2019 due to a combination of an 1.9% yield increase and 1.1%  increase in load factor.

We are materially affected by currency fluctuations.  In the three-month period ended March 31, 2019, 38.4% of our operating expenses (including aircraft fuel, maintenance, materials and repairs) were denominated in, or linked to, U.S. dollars and therefore varied with the real/U.S. dollar exchange rate within the year.  We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices.  For more information, see “Item 3.  Risk Factors— Risks Relating to Us and the Brazilian Airline Industry” in the 2018 Annual Report.

Inflation has also affected us and will likely continue to do so.  In the three-month period ended March 31, 2019, 61.6% of our operating expenses (excluding aircraft fuel and maintenance) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

The following table shows data for real GDP growth (contraction), inflation, interest rates, the U.S. dollar selling rate and crude oil prices for and as of the three-month periods ended March 31, 2018 and 2019:

	Three-month period ended March 31,
	2018	2019
Real GDP growth (contraction)	1.3%	1.1%
Inflation (IGP-M)(1)	0.2%	8.2%
Inflation (IPCA)(2)	2.7%	4.5%
CDI rate(3)	6.4%	6.4%
LIBOR rate(4)	2.3%	2.6%
Appreciation (depreciation) of the real vs. U.S. dollar	(4.9)%	(17.2)%
Period-end exchange rate—US$1.00	R$3.32	R$3.90
Average exchange rate—US$1.00(5)	R$3.24	R$3.77
Period-end West Texas intermediate crude (per barrel)	US$64.94	US$60.14
Period-end Increase (decrease) in WT intermediate crude (per barrel)	28.3%	(7.3)%
Average period West Texas Intermediate crude (per barrel)	US$62.89	US$54.90
Average period increase (decrease) in WT Intermediate crude (per barrel)	21.5%	(12.7)%

______________________

Sources:  Fundação Getúlio Vargas, the Central Bank, IBGE and Bloomberg

(1)       Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)       Inflation (IPCA) is a broad consumer price index measured by IBGE.

(3)       The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

(4)       Three-month U.S. dollar LIBOR rate as of the last date of the period.  The LIBOR rate is the London inter‑bank offer rate.

(5)       Represents the average of the exchange rates on the last day of each month during the period.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with IFRS requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our consolidated financial statements and related notes.  We strive to maintain a process to review the application of our accounting policies and to evaluate the appropriateness of the estimates that are required to prepare our consolidated financial statements.  We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates.  In addition, estimates routinely require adjustments based on changing circumstances and new or better information.

Critical accounting policies and estimates are those that are reflective of significant judgments and uncertainties, and potentially result in materially different outcomes under different assumptions and conditions.  For a discussion of these and other accounting policies, see note 4.24 to audited consolidated finance statements for the year ended December 31, 2018 included in our 2018 Annual Report.

Property, Plant and Equipment.  Property, plant and equipment, including rotables, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.  Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately.  Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotables purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate.  Pre-delivery deposits refer to prepayments under the agreements with Boeing for the purchase of Boeing 737-8 Max aircraft and include interest and finance charges incurred during the manufacture of aircraft and leasehold improvements.

Under IAS 16 – “Property, Plant and Equipment,” major overhauls including replacement spares and labor costs are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul.  All other replacement spares and costs relating to maintenance of fleet assets are charged to the statement of operations on consumption or as incurred.  Interest costs incurred on debts that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

In estimating the useful life and expected residual values of our aircraft, we have primarily relied upon actual experience with the same or similar types of aircraft and recommendations from Boeing.  Aircraft estimated useful life is based on the number of “cycles” flown (a cycle comprises one take-off and landing).  We have made a conversion of cycles into years based on both our historical and anticipated future utilization of the aircraft.  Subsequent revisions to these estimates, which can be significant, could be caused by changes to our maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations relating to aging aircraft and changing market prices of new and used aircraft of the same or similar types.  We evaluate estimates and assumptions each reporting period and, when warranted, adjust these estimates and assumptions.  These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by IFRS.

We evaluate annually whether there is any indicator that our property, plant and equipment may be impaired.  Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset’s physical condition and operating or cash flow losses associated with the use of the long-lived asset.  As of March 31, 2019, we had recorded an impairment on property, plant and equipment of R$48.9 million, mainly related to replacement and spare parts.  In the three-month period ended March 31, 2019, we have not identified indicatives of impairment of our aircraft.

Lease Accounting.  Until December 31, 2018, aircraft lease agreements were accounted for as either operating or capital leases (finance leases).  When the risks and rewards of the lease are transferred to us, as lessee, the lease is classified as a capital lease.  Capital leases are accounted for as an acquisition of the asset through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a debt.  Capital leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or market interest rate.  The aircraft is depreciated through the lesser of its useful life or the lease term.  Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease.  Lease agreements that did not transfer the risks and rewards to us were classified as operating leases.  Operating lease payments were accounted for as rent and we recognize rent expenses using the straight-line method through the lease term.  As from January 1, 2019, the accounting for lease contracts changed due to the adoption of IFRS 16 and, as a consequence, all transactions have been accounted for as capital leases (finance leases).

Sale-leaseback transactions that result in a subsequent operating lease have different accounting treatments depending on the fair value of the asset, the price and the cost of the sale.

Lease accounting is critical for us because it requires an extensive analysis of the lease agreements in order to classify and measure the transactions in our financial statements.  Changes in the terms of our outstanding lease agreements and the terms of future lease agreements may affect how we account for our lease transactions and our future financial position and results of operations.

Goodwill and Intangible Assets.  We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations, for the purposes of impairment testing, to the cash-generating units, the operating subsidiaries GLA and Smiles, since segregation of their operations.  Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit, that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period followed by the long-term growth rate of 3.5%.  The pre-tax discount rate applied to the cash flow projections was 15.46% for GLA’s cash-generating unit and 19.26% for the Smiles’ cash‑generating unit, as of December 31, 2018.  Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount.  Assumptions in our impairment evaluations are consistent with internal projections and operating plans.

Airport operating rights acquired as part of the acquisition of Varig and Webjet were capitalized at fair value at that date and are not amortized.  Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume.  The carrying values of the airport operating rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable.  Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.  The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.  We assess at each balance sheet date whether intangibles with indefinite useful lives are impaired using discounted cash flow analyses.  In the three-month period ended March 31, 2019, no impairment or write-off was recognized for intangible assets.  We believe none of our cash‑generating units was at risk of having its value in use being less than its carrying value at the date of your most recent impairment analysis.

Derivative Financial Instruments.  We account for derivative financial instruments in accordance with IFRS 9.  In executing our risk management program, management uses a variety of financial instruments to protect against sharp changes in market prices and to mitigate the volatility of its expenditures related to these prices.  We do not hold or issue derivative financial instruments for speculative purposes.

Derivative financial instruments not designated as hedge accounting are initially recognized at fair value and subsequently the change in fair value is recorded in profit or loss, unless the derivative meets the strict criteria for cash flow hedge accounting.

For hedge accounting purposes, the hedge instrument is classified as:  (i) a cash flow hedge when it protects against exposure to fluctuations in cash flows that are attributable to a particular risk associated with an asset or liability recognized regarding an operation that is highly likely to occur or to an exchange rate risk for an unrecognized firm commitment, and (ii) a fair value hedge when it protects from the results of a change in the fair value of a recognized liability, or a part thereof, that could be attributed to exchange risk.

At the beginning of a hedge transaction, we designate and formally document the item covered by the hedge, as well as the objective of the hedge and the risk policies strategy.  Documentation includes identification of the hedge instrument, the item or transaction to be protected, the nature of the risk to be hedged and how the entity will determine the effectiveness of the hedge instrument in offsetting exposure to variations in the fair value of the item covered or the cash flows attributable to the risk covered.  The foregoing is performed with a view to ensuring that such hedge instruments will be effective in offsetting the changes in fair value or cash flows, and these are quarterly appraised to determine if they really have been effective throughout the entire period for which they have been designated.

Amounts classified in equity are transferred to profit or loss each period in which the hedged transaction affects profit or loss.  If the hedged item is the cost of non-financial asset, the amounts classified in equity are transferred to the initial carrying amount of the non-financial asset.

If the forecast transaction is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss.  If the designation as a hedge is revoked, amounts previously recognized in equity are recognized in profit or loss.

We measure quarterly the effectiveness of the hedge instruments in offsetting changes in prices.  The effectiveness is based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.  The balance of the actual fluctuations in the fair values of the derivatives are classified in equity and the ineffective gains or losses are recognized in profit or loss, until the revenue recognition or hedged expense under the same item of profit or loss in which the item is recognized.

Hedge accounting is likely to be discontinued prospectively when (i) we cancel the hedge relationship; (ii) the derivative instrument matures or is sold, terminated or executed; (iii) the hedged object is unlikely to be realized; or (iv) it no longer qualifies as hedge accounting.  If an operation is discontinued, any gains or losses previously recognized under “Other comprehensive income (loss)” and accrued in equity until that date are immediately recognized in profit or loss for the year.

Aircraft maintenance and repair costs.  Our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft and engines, and we must meet specified airframe and engine return conditions upon lease expiration.  Under certain of our existing lease agreements, we pay maintenance deposits to aircraft and engine lessors that are to be applied to future maintenance events.  These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft.  If there are sufficient funds on deposit to reimburse us for our maintenance costs, such funds are returned to us.  The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor.  In addition, we maintain the right to select any third-party maintenance provider or to perform such services in‑house.  Therefore, we record these amounts as a deposit on our balance sheet and recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy.

We follow IAS 16 – “Property, Plant and Equipment” and perform the capitalization of the costs relating to engine overhauls.  This practice establishes that costs on major maintenance (including replacement parts and labor) should be capitalized only when there is an extension of the estimated useful life of the engine.  Such costs are capitalized and depreciated until the next stop for major maintenance.  The expense recognized directly in the statement of operations refers to maintenance costs of other aircraft components or even maintenance of engines that do not extend their useful life.

In addition, certain of our lease agreements do not require maintenance deposits; instead letters of credit are issued on behalf of the lessor, which can be claimed if the aircraft maintenance does not occur as established in the review schedule.  As of March 31, 2019, no letters of credit had been executed.

Our initial estimates of the maintenance expenses regarding the leases are equal to or in excess of the amounts required to be deposited.  This demonstrates it is probable that the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote.  There has been no impairment of our maintenance deposits.

Revenue Recognition.  Passenger revenue is recognized when transportation is provided.  Tickets sold but not yet used are recorded as advance ticket sales that represent primarily deferred revenue for tickets sold for future travel dates.  We recognize a portion of advance ticket sales as revenue based on historical data relating to the percentage of tickets sold that are not going to be used prior to the expiration date (“breakage”).  The balance of deferred revenue is then reviewed on a monthly basis based on actual tickets that have expired and adjusted when necessary.

Mileage Program.  The obligation created by the issuance of miles is measured based on the price that the miles were sold to its airline and non-airline partners, classified by us as the fair value of the transaction.  The revenue recognition on the consolidated profit or loss occurs when the Smiles Program participant, after redeeming the miles and exchanging it for flight tickets, is transported.

Smiles represents an agent and fulfills its performance obligation when miles are redeemed by the members of the Smiles Program in exchange for rewards with its partners, and revenue is recognized in profit or loss.  Therefore, revenue is presented net of its respective direct variable costs associated with the availability of services to participants.

Share-Based Payments.  We measure the fair value of equity-settled transactions with employees at the grant date using the Black & Scholes valuation model.  The resulting amount, as adjusted for forfeitures, is charged to income over the period in which the options vest.  At each balance sheet date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest.  The change in cumulative expense since the previous balance sheet date is recognized in the statement of operations prospectively over the remaining vesting period of the instrument.

Provisions.  Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where we expect some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain.  The expense relating to any provision is presented in profit or loss net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Aircraft and engines return provision:  in certain aircraft leases, we are contractually required to return the equipment with a predefined level of operational capability; as a result we recognize a provision based on the aircraft return costs as set forth in the agreement.  The aircraft’s return provisions costs are estimated based on expenditures incurred in aircraft reconfiguration (interior and exterior), pre-delivery maintenance, license and technical certification, painting, and other costs, according to the return agreement.  Engine return provisions are estimated based on an evaluation and minimum contractual conditions that the equipment should be returned to the lessor, considering not only the historical costs incurred, but also the equipment conditions at the time of the evaluation.

Deferred taxes.  Deferred taxes are calculated based on tax losses, temporary differences arising on differences between tax bases and carrying amounts for financial reporting purposes of our assets and liabilities.

Even though unused tax losses and temporary differences have no expiration date in Brazil, deferred tax assets are recorded when there is evidence that future taxable profit will be available to use such tax credits.  We record our deferred tax assets based on projections for future taxable profits, which considers a number of assumptions for revenue increases, for operating costs such as jet fuel prices, leasing expenses, etc. Our business plan is revised annually in order to reevaluate the amounts to be recorded as deferred tax assets.

The use of deferred taxes is a critical accounting policy for us because it requires a number of assumptions and is based on our best estimate of our projections related to future taxable profit.  In addition, because the preparation of our business plan is subject to a variety of market conditions, the results of our operations may vary significantly from our projections and as such, the amounts recorded as deferred tax assets may be impacted significantly.

As of March 31, 2019, we had R$5.6 billion of tax loss carryforwards and negative basis of social contribution mainly from GLA and Webjet, which we acquired in 2011 and which merged with Smiles in July 2017 to form Smiles Fidelidade S.A. Under Brazilian tax laws we may only use our tax loss carryforwards to offset taxes payable up to 30% of the taxable income for each year.  Thus, despite having a balance of tax loss carryforwards, we will have to pay income taxes on any taxable income in excess of this 30% compensation limit.

As a result of a history of net losses, fluctuations of the U.S. dollar exchange rate, and the instability of the political and economic environment in Brazil, we reassessed the recognition of tax credits on net operating losses carryforward and other temporary differences, and Gol and GLA have not recognized R$8.6 million and R$1,671.9 million, respectively, of deferred tax assets from net operating losses carryforward and GLA also limited the recognition of tax credits on other temporary differences based on the expected realization of the deferred tax liabilities.  Additionally, GLA did not recognize the net amount of R$1,181.8 million of deferred tax assets on temporary differences.

Results of Operations

Consolidated Results of Operations

Three-month Period Ended March 31, 2019 Compared to Three-month Period Ended March 31, 2018

Demand in the Brazilian airline market, as measured by RPK, increased by 6.2% in the three-month period ended March 31, 2019 as compared to the same period in 2018.  Capacity in Brazil, as measured by available seat kilometers (ASK), increased by 6.3% in the same period.

The table below presents domestic and international industry capacity and demand for the periods indicated:

	Three-month period ended March 31,
	2018	2019	Change
Industry Capacity and Demand(1)
Available Seat Kilometers – ASK (millions)	42.1	44.7	6.3%
Domestic	29.4	30.4	3.4%
International	12.7	14.3	13.1%
Revenue Passenger Kilometers – RPK (millions)	34.6	36.9	6.2%
Domestic	24.0	25.1	4.3%
International	10.6	11.8	10.7%
Load Factor	82.4%	82.4%	0.0%
Domestic	81.9%	82.6%	0.7%
International	83.6%	81.9%	(1.7)%

______________________

Source:  ANAC

(1)       Considering only Brazilian companies.

In the three-month period ended March 31, 2019, our total capacity increased 5.0% and total demand increased 6.4%, as compared to the same period in 2018, resulting in a total load factor of 81.5%.  Our passenger revenue per available seat kilometer (PRASK) increased 3.3% in the three-month period ended March 31, 2019, as compared to the same period in 2018.

In the three-month period ended March 31, 2019, our domestic capacity increased 2.2% as compared to the same period in 2018, while domestic demand increased by 5.0%, leading to a domestic load factor of 82.5%, 1.8 percentage points higher than in the three-month period ended March 31, 2018.  Also, in the three-month period ended March 31, 2019, our international capacity increased 23% as compared to the same period in 2018, while international demand increased 18.5%, leading to an international load factor of 76.0%, 2.9 percentage points lower than the same period in 2018.

The table below presents our domestic and international capacity and demand for the periods indicated:

	Three-month period ended March 31,
	2018	2019	Change
Gol Capacity and Demand
Available Seat Kilometers – ASK (millions)	12.4	13.0	5.0%
Domestic	10.7	11.0	2.2%
International	1.7	2.0	23.0%
Revenue Passenger Kilometers – RPK (millions)	10.0	10.6	6.4%
Domestic	8.7	9.1	4.6%
International	1.3	1.5	18.5%
Load Factor	80.4%	81.5%	1.1%
Domestic	80.7%	82.5%	1.8%
International	78.9%	76.0%	(2.9)%

_____________________

Source:  ANAC

A combination of our ability to increase revenue through yield raise and ancillary revenues and cost control through operational productivity resulted in an operating margin of 15.8% in the three-month period ended March 31, 2019, which is 1.2 percentage points lower than in the same period in 2018.  The table below presents certain data from our results of operations for the periods indicated:

	Three-month period ended March 31,
	2018	2019
	(unaudited) (in millions of reais)
Operating revenue
Passenger	2,798.9	3,033.6
Cargo and other	165.4	177.3
Total operating revenue	2,964.3	3,210.8
Operating costs and expenses
Salaries	(483.7)	(573.8)
Aircraft fuel	(884.2)	(995.2)
Aircraft rent	(235.4)	-
Sales and marketing	(127.3)	(133.1)
Landing fees	(187.4)	(196.6)
Passenger service expenses	(119.7)	(152.1)
Services rendered	(130.2)	(149.5)
Maintenance, materials and repairs	(110.3)	(44.3)
Depreciation and amortization	(150.6)	(405.6)
Sale leaseback transactions	81.0	7.9
Other operating expenses, net	(112.0)	(62.4)
Total operating costs and expenses	(2,460.0)	(2,704.7)
Equity results	(0.0)	0.1
Income before financial (expense), net and income taxes	504.3	506.2
Financial income (expense), net	(217.9)	(401.1)
Income before income taxes	286.4	105.1
Income taxes	(65.6)	(69.9)
Net income	220.8	35.2

Operating Revenue

Operating revenue increased by 8.3%, from R$2,964.3 million in the three-month period ended March 31, 2018 to R$3,210.8 million in the same period in 2019.  This was mainly due to an increase in the passenger revenues in domestic market and baggage allowance revenues quarter-over-quarter, with revenues per passenger kilometer (RPK) increasing by 6.4% to R$$10.6 million in the first quarter of 2019, load factor increasing by 1.1 percentage point to 81.5% in the first quarter, as demand expanded faster than ASK growth, and average fares increasing 1.3%. On a unit basis, operating revenue per available seat kilometer (RASK) increased by 3.2%, from R$23.87 cents in the three-month period ended March 31, 2018 to R$24.63 cents in the same period in 2019. The table below presents a breakdown of our operating revenue for the periods indicated:

	Three-month period ended March 31,
	2018	2019	Change %
	(unaudited)
Total operating revenue
Passenger	2,798.9	3,033.6	8.4%
Cargo and other	165.4	177.3	7.2%

Operating Costs and Expenses

Operating costs and expenses increased by 9.9%, from R$2,460.0 million in the three-month period ended March 31, 2018 to R$2,704.7 million in the same period in 2019, mainly due to the higher price of aircraft fuel in reais, increase in salaries expenses due to the end of the payroll tax relief program of the Brazilian federal government and depreciation of aircraft due to adoption of IFRS 16, as well as the depreciation of the real against the U.S. dollar, which adversely affects the Company by increasing our operating costs and expenses denominated in U.S. dollars.

The following table sets forth our total operating costs and expenses for the periods indicated:

	Three-month period ended March 31,
	2018	2019	Change %
	(unaudited) (in millions of reais)
Salaries	(483.7)	(573.8)	18.6%
Aircraft fuel	(884.2)	(995.2)	12.6%
Aircraft rent	(235.4)	-	(100.0)%
Sales and marketing	(127.3)	(133.1)	4.6%
Landing fees	(187.4)	(196.6)	4.9%
Passenger service expenses	(119.7)	(152.1)	27.1%
Services rendered	(130.2)	(149.5)	14.8%
Maintenance, materials and repairs	(110.3)	(44.3)	(59.8)%
Depreciation and amortization	(150.6)	(405.6)	169.3%
Sale leaseback transactions	81.0	7.9	(90.2)%
Other operating expenses, net	(112.0)	(62.4)	(44.3)%
Total operating costs and expenses	(2,460.0)	(2,704.7)	9.9%

On a per unit basis, our operating expense per available seat kilometer, or CASK, increased by 9.9%, from R$19.80 cents in the three-month period ended March 31, 2018 to R$21.77 cents in the same period in 2019.  CASK ex-fuel increased 8.4% to R$13.76, mainly due to the non-recurring positive result from the sale of aircraft in sale-leaseback transactions in the three-month period ended March 31, 2018.

The following table sets forth certain of our CASK components for the periods indicated:

	Three-month period ended March 31,
	2018	2019	Change %
	(in cents of reais, except percentages)
Operating Costs and Expenses per Available Seat Kilometer
Salaries	(3.89)	(4.62)	18.6%
Aircraft fuel	(7.11)	(8.01)	12.7%
Aircraft rent	(1.90)	-	n.m.(1)
Sales and marketing	(1.02)	(1.07)	4.4%
Landing fees	(1.51)	(1.58)	4.7%
Passenger service expenses	(0.96)	(1.22)	26.5%
Services rendered	(1.05)	(1.20)	14.4%
Maintenance, materials and repairs	(0.89)	(0.36)	(59.5)%
Depreciation and amortization	(1.22)	(3.27)	169.8%
Sale leaseback transactions	0.66	0.06	(90.8)%
Other operating expenses	(0.91)	(0.50)	(44.6)%
Operating costs and expenses per available seat kilometer (CASK)	(19.80)	(21.77)	9.9%
CASK excluding fuel expenses	(12.69)	(13.76)	8.4%
CASK excluding fuel expenses adjusted (2)	(13.35)	(13.82)	3.5%

___________________

(1)       Not meaningful.

(2)       Excluding results of sale and sale leaseback transactions.

Salaries increased by 18.6%, from R$483.7 million in the three-month period ended March 31, 2018 to R$573.8 million in the same period in 2019, mainly due to the end of the payroll tax relief program of the Brazilian federal government.  The Company had 14,994 full-time employees as of March 31, 2019, representing a 0.3% decrease as compared to March 31, 2018. Salaries per available seat kilometer decreased by 18.6% from the three-month period ended March 31, 2018 to the same period in 2019.

Aircraft fuel expenses increased by 12.6%, from R$884.2 million in the three-month period ended March 31, 2018 to R$995.2 million in the three-month period ended March 31, 2019.  Aircraft fuel expenses per available seat kilometer increased by 12.7%.

Sales and marketing expenses increased by 4.6%, from R$127.3 million in the three-month period ended March 31, 2018 to R$133.1 million in the three-month period ended March 31, 2019 due to an increase in sales incentives directly associated to the increase in revenue, offset by lower advertising costs.  Sales and marketing expenses per available seat kilometer increased by 4.4%.

Landing fees increased by 4.9%, from R$187.4 million in the three-month period ended March 31, 2018 to R$196.6 million in the same period in 2019, mainly due to an increase in landing, navigation and aircraft parking fees.  Landing fees per available seat kilometer  increased by 4.7%.

Passenger service expenses increased by 27.1%, from R$119.7 million in the three-month period ended March 31, 2018 to R$152.1 million in the same period in 2019, mainly due to an increase in ticket reimbursements and accommodation costs, as well as higher on board service costs.  Passenger service expenses per available seat kilometer increased by 26.5%.

Services rendered increased by 14.8% from R$130.2 million in the three-month period ended March 31, 2018 to R$149.5 million in the same period in 2019, mainly due to significant exchange rate variation impact in international services.  Service expenses per available seat kilometer increased by 14.4%.

Maintenance, materials and repairs expenses decreased by 59.8%, from R$110.3 million in the three-month period ended March 31, 2018 to R$44.3 million in the same period in 2019, due to a reversal of valuation allowance on maintenance deposits, aligned to the execution of fleet redelivery and renewal plan.

Depreciation and amortization expenses increased by 169.3%, from R$150.6 million in the three-month period ended March 31, 2018 to R$405.6 million in the same period in 2019, mainly due to the depreciation of right-of-use assets as a result of the adoption of IFRS 16 as from January 1, 2019.  Depreciation and amortization per available seat kilometer increased by 169.8%.  As from January 1, 2019 the accounting for lease contracts changed due to the adoption of IFRS 16 which resulted in an increase of depreciation expenses.

Other operating expenses, net decreased by 44.3%, from R$112.0 million, in the three-month period ended March 31, 2018, to R$62.4 million, in the same period in 2019.  Other operating expenses per available seat kilometer decreased by 44.6% from the three-month period ended March 31, 2018 to the same period in 2019.

Net Financial Expense

In the three-month period ended March 31, 2019, we had a net financial expense of R$401.1 million compared to a net financial expense of R$217.9 million in the same period in 2018, primarily due to adoption of IFRS 16 as from January 1, 2019, which generated higher amounts of interest expenses and exchange rate variations effects.

The following table shows the breakdown of our net financial expense in the three-month period ended March 31, 2019 and 2018:

	Three-month period ended March 31,
	2018	2019	Change %
	(unaudited) (in millions of reais)
Interest on loans and financing and leases	(165.1)	(296.1)	7.3%
Exchange rate variation, net	(21.5)	(115.3)	436.3%
Derivative results, net	18.8	21.1	12.2%
Income from short-term investments	42.1	30.2	(28.3)%
Other financial expense	(92.1)	(41.0)	(55.5)%
Net financial expense	(217.9)	(401.1)	84.1%

As of December 31, 2018, we had R$7,356.0 million in total debt outstanding and as of March 31, 2019, we had R$13,683.9 million in total debt outstanding.  This increase is due to adoption of IFRS 16 as from January 1, 2019.

Exchange rate variation expense increased from R$21.5 million in the three-month period ended March 31, 2018 to R$115.3 million in the same period in 2019, mainly due to the impact on our U.S. dollar denominated debt which increased significantly due to adoption of IFRS 16 as from January 1, 2019.

In the three-month period ended March 31, 2019, we recognized a derivative gain of R$21.1 million, compared to a gain of R$18.8 million in March 31, 2018, mainly due to the changes in the fair value of derivatives related to the issuance of the exchangeable senior notes denominated capped call, in the first quarter of 2019.

Income Taxes

Income tax expenses slightly increased from R$65.6 million in the three-month period ended March 31, 2018, compared to an expense of R$69.9 million in the same period in 2019.

Net Income

As a result of the foregoing, we had a net income of R$35.2 million in the three-month period ended March 31, 2019 as compared to a net income of R$220.8 million in the three-month period ended March 31, 2018.

Segment Results of Operations

We have two operating segments:

•         Flight transportation; and

•         Smiles loyalty program.

For more information on our segments, see note 28 to our unaudited interim condensed consolidated financial statements as of March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018.

Flight Transportation Segment Three-month period ended March 31, 2019 Compared to Three-month period ended March 31, 2018

Operating revenue

Passenger revenue increased 8.2%, from R$2,689.2 million in the three-month period ended March 31, 2018 to R$2,909.3 million in the same period in 2019, primarily due to an increase in demand and yields.

Cargo and other revenue increased 65.8%, from R$59.9 million in the three-month period ended March 31, 2018 to R$99.3 million in the same period in 2019.

Operating costs and expenses

Operating costs and expenses increased 10.2%, from R$2,432.9 million in the three-month period ended March 31, 2018 to R$2,681.3 million in the same period in 2019, primarily due to an increase in the price per liter of jet fuel and depreciation of the real against the U.S. dollar and an increase in depreciation and amortization expenses.

Financial Income (expense), Net

Net financial expense increased R$173.2 million, from a net financial expense of R$262.8 million in the three-month period ended March 31, 2018 to a net financial expense of R$436.0 million in the same period in 2019, mainly as a result of the adoption of IFRS16.

Income Taxes

Income taxes credits were R$9.8 million in the three-month period ended March 31, 2018 and R$7.6 million in expenses in the same period in 2019.

Net Income (loss)

As a result of the foregoing, our flight transportation segment had a net loss of R$32.3 million in the three-month period ended March 31, 2019 as compared to a net income of R$147.5 million in the same period in 2018.

Smiles Loyalty Program Segment Three-month period ended March 31, 2019 Compared to Three-month period ended March 31, 2018

In the three-month period ended March 31, 2019, Smiles’ members accumulated 28.5 billion miles, an increase of 27.2% over the same period on 2018.  This is related to the increase in miles from banks and retail and service accruals, as well as our new dynamic accrual process in which customers accrue more miles per real spent when flying with Gol.

In the three-month period ended March 31, 2019, 22.4 billion miles were redeemed, an increase of 18.7% when compared to the same period in 2018.  The burn/earn ratio reached 78,6%.  This is the ratio between the number of miles redeemed and accrued.

Operating revenue

Smiles’ operating revenue mainly derives from redemptions, which are recognized when customers exchange their miles for flight tickets, goods or services from Smiles’ airline and commercial partners.  Operating revenue also includes breakage and miles that expired without being used.

The following table sets forth Smiles’ operating revenue for the periods indicated:

	Three-month period ended March 31,
	2018	2019	Change %
	(unaudited)
	(in millions of reais, except percentages)
Miles redemption revenue	177.6	204.0	14.9%
Breakage revenue	90.6	53.9	(40.5)%
Other revenue	4.9	6.8	38.8%
Taxes on revenue	(26.0)	(24.2)	(6.9)%
Total operating revenue	247.1	240.6	(2.6)%

Miles redemption revenue increased 14.9%, from R$177.6 million in the three-month period ended March 31, 2018 to R$204.0 million in the same period in 2019, driven by an increase in miles redeemed.

Breakage revenue, derived from the expected expiration of miles and miles expired, decreased 40.5% from R$90.6 million in the three-month period ended March 31, 2018 to R$53.9 million in the same period in 2019, as a result of a decrease in the breakage rate from 19.1% in the three-month period ended March 31, 2018 to 16.8% in the same period in 2019.

Other revenue, comprised mainly of cancellation fees, fees related to co-branded credit cards and management fees from Smiles’ loyalty program, increased 38.8%, from R$4.9 million in the three-month period ended March 31, 2018 to R$6.8 million in the same period in 2019.

Operating costs and expenses

Operating costs and expenses increased by 18.7%, from R$63.1 million in the three-month period ended March 31, 2018 to R$74.9 million in the same period in 2019, mainly due to an increase in costs related to commercial expenses, as well as an increase in salaries expenses and the payment of IT services associated with new products development.

	Three-month period ended March 31,
	2018	2019	Change %
	(unaudited) (in millions of reais, except percentages)
Operating costs and expenses	(63.1)	(74.9)	18.7%
Salaries	(18.5)	(21.6)	16.8%
Mileage servicing	(22.9)	(31.9)	39.3%
Sales and marketing	(18.2)	(17.5)	(3.8)%
Depreciation and amortization	(4.1)	(5.4)	31.7%
Other income, net	0.6	1.6	166.7%

Net financial income

Smiles’ net financial income decreased 24.2%, from R$45.0 million in the three-month period ended March 31, 2018 to R$34.1 million in the three-month period ended March 31, 2019, mainly due to the decrease in the base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate (the “SELIC rate”) which decreased the interest rate for the intercompany advances to purchase of airline tickets.

	Three-month period ended March 31,
	2018	2019	Change %
	(unaudited) (in millions of reais, except percentages)
Financial income, net	45.0	34.1	(24.2)%
Financial income	44.7	34.9	(21.9)%
Financial expenses	(0.1)	(0.9)	n.m.
Exchange rate variation, net	0.4	-	(100.0)%

Income Taxes

Income tax expenses were R$74.0 million in the three-month period ended March 31, 2018 and R$57.8 million in the same period in 2019.

Net Income

As a result of the foregoing, our Smiles loyalty program segment had a net income of R$141.9 million the three-month period ended March 31, 2019, as compared to a net income of R$155.0 million in the same period in 2018, representing a decrease of 8.5%, or R$13.1 million.

Liquidity and Capital Resources

Cash Flows

Operating Activities.  We had net cash flows from operating activities of R$406.0 million in the three-month period ended March 31, 2019, as compared to R$51.7 million in the same period in 2018 primarily due to initiatives that strengthened our working capital.

Investing Activities.  We had net cash flows from investing activities of R$252.9 million in the three-month period ended March 31, 2019, as compared to R$527.4 million used in investing activities in the same period in 2018, primarily due to the release of restricted cash in the first quarter of 2018.

Financing Activities.  We had net cash flows from financing activities of R$418.8 million in the three-month period ended March 31, 2019 mainly due to the issuance of loans and financing, mainly exchangeable senior notes which generated proceeds of R$1,208.2 million and debt issuance and exchange offer costs of R$48.8 million, offset by the payment of leases, loans and financing in the amount of R$633.5 million and payment of derivatives entered in connection with the issuance of the exchangeable senior notes (capped call) in the amount of R$102.1 million.

In the three-month period ended March 31, 2018, net cash flows used in financing activities was R$20.6 million, mainly due to R$604.6 million in proceeds from loans and financings, which was more than offset by payments of finance leases of R$53.0 million, payments of outstanding debts in the amount of R$569.7 million.

Liquidity

In managing our liquidity, we take into account our cash and cash equivalents, short-term investments and long‑term restricted cash, as well as, our accounts receivable balances.  Our accounts receivable balance is affected by the payment terms of our credit card receivables, which can be readily converted into cash through factoring transactions.  Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one, or two month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our ticket sales.  When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle.

Our total liquidity, which we calculate as the sum of cash and cash equivalents, short-term investments, restricted cash and accounts receivable, as of March 31, 2019, was R$3,529.7 million and equivalent to 30.3% of our last 12 months’ total operating revenue.

The following table sets forth certain key liquidity data at the dates indicated:

	December 31, 2018	March 31, 2019
		(unaudited)
	(in millions of reais)
Real denominated	1,867.5	2,129.7
Cash and cash equivalents, short-term investments and short and long‑term restricted cash	1,162.7	1,451.7
Short-term receivables	704.8	678.0
Foreign exchange denominated	1,112.5	1,400.0
Cash and cash equivalents, short-term investments and short and long‑term restricted cash	964.0	1,253.3
Short-term receivables	148.5	146.7
Total	2,980.0	3,529.7

As of March 31, 2019, our cash and cash equivalents, short-term investments and restricted cash totaled R$2,705.0 million, comprising R$1,880.6 million in cash and cash equivalents, R$355.0 million in short-term investments and R$469.3 million in restricted cash.

Indebtedness

The following table sets forth our loans and financing and leases as of December 31, 2018 and March 31, 2019:

	December 31, 2018	March 31, 2019
		(unaudited)
	(in millions of reais)
Loans and financing (excluding Perpetual notes)	5,918.2	6,839.2
Leases	912.1	6,316.1
Perpetual notes	525.6	528.6
Total loans and financing and leases	7,355.9	13,683.9

Our loans and financing were affected by depreciation of the real against the U.S. dollar.

The following table sets forth our current and non-current loan financing as of December 31, 2018 and March 31, 2019:

			December 31, 2018			March 31, 2019
	Maturity	Interest p.a.	Current	Non current	Total	Current	Non current	Total
Real denominated						(unaudited)
Debêntures VII	09/2021	120% of CDI	289.0	578.0	867.0	289.8	431.3	721.1
								-
Foreign exchange denominated								-
Import financing	11/2019	5.46% p.a.	503.9	-	503.9	555.9	-	555.9
Engine maintenance	12/2020	Libor 3m+0.75% p.a.	14.7	-	14.7	29.3	14.5	43.7
Term Loan	08/2020	6.70% p.a.	25.3	1,147.2	1,172.5	6.5	1,156.1	1,162.5
Credit line - engines	09/2020	Libor 3m+0.75% p.a.	138.5	43.4	182.0	125.4	19.4	144.7
Credit line - engines	06/2021	Libor 3m+2.25% p.a.	20.1	146,5	166.6	27.5	142.2	169.7
Senior Notes IV	01/2022	9.24% p.a.	13.6	352.2	365.8	5.0	302.3	307.3
Exchangeable Senior Notes	07/2024	3.75% p.a.	-	-	-	0.6	1,073.4	1,074.0
Senior Notes VIII	01/2025	7.09% p.a.	72.7	2,439.5	2,512.2	29.2	2,455.7	2,485.0
Loan with guarantee of engines	08/2026	6.65% p.a.	13.1	120.6	133.6	16.6	158.6	175.3
Perpetual Notes	-	8.75% p.a.	12.3	513.3	525. 6	12.4	516.2	528.6
Total			1,103.2	5,340.6	6,443.8	1,098.1	6,269.7	7,367.8

The following table sets forth our payment schedule, as of March 31, 2019, in millions of reais, for our short-term and long-term loans and financing (excluding leases):

	Current	2020	2021	2022	2023	Thereafter	Without maturity	Total
								(unaudited)
Real Denominated
DebenturesVII	289.8	141.7	289.6	-	-	-	-	721.1
U.S. Dollar denominated
Import financing	555.9	-	-	-	-	-	-	555.9
Engine maintenance	29.3	14.5	-	-	-	-	-	43.7
Term Loan	6.5	1,156.1	-	-	-	-	-	1,162.5
Credit line - engines	125.4	19.4	-	-	-	-	-	144.7
Credit line - engines	27.5	15.3	126.9	-	-	-	-	169.7
Senior Notes IV	5.0	-	-	302.3	-	-	-	307.3
Exchangeable Senior Notes	0.6	-	-	-	-	1,073.4	-	1,074.0
Senior Notes VIII	29.2	-	-	-	-	2,455.7	-	2,485.0
Loan with guarantee of engines	16.6	12.9	17.8	18.4	19.1	90.5	-	175.3
Perpetual Notes	12.4	-	-	-	-	-	516.2	528.6
	1,098.1	1,359.9	434.3	320.7	19.1	3,619.6	516.2	7.367.8

______________________

*      Excludes leases.

For more information on our indebtedness, see our unaudited interim condensed consolidated financial statements as of March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018.

Leases

The following table sets forth our aircraft and other leases as of December 31, 2018 and March 31, 2019:

	December 31, 2018	March 31, 2019
		(unaudited)
	(in millions of reais)
Short-Term Debt
Leases	255.9	1,195.9
Long-Term Debt
Leases	656.2	5,120.2
Total Leases	912.1	6,316.1

On March 31, 2019,  leases liability totaled R$6,316.1 million, including lease paid in monthly installments with funds generated from our operations.  We record expenses related to our leases as financial expenses in our statement of operations.

Our total short-term debt, as of March 31, 2019, was of R$2,294.0 million comprising leases of R$1,195.9 million, and loan of R$1,098.1 million.  Long-term debt was of R$11,389.8 million, comprising aircraft leases of R$5,120.2 million, perpetual notes of R$516.2 million and loans of R$5,753.5 million.

Liability Management

In February 2019, we completed a tender offer to call the remaining outstanding 2022 senior notes in their entirety.  The total valid tenders under the tender offer were US$13.4 million, which represents, approximately, 15% of the 2022 notes.

In March 2019, we issued exchangeable senior notes due 2024 bearing an interest rate of 3.75% per year in the aggregate principal amount of US$300 million, (the “2024 Notes”).  The 2024 Notes may be exchanged for ADSs pursuant to certain conditions and according to an exchange rate of 49.3827 ADSs per US$1,000 principal amount of 2024 notes.

In April 2019, we issued an additional tranche of 2024 Notes (greenshoe) in the amount of US$45 million, with the same conditions as of the initial issuance of the 2024 Notes, dated March 2019.

The results of these tender offers, redemptions and issuance included an increase in the average maturity of our senior bonds, a decrease in the blended cost of our debt, an increase in our ratio of total liquidity to revenue and index eligibility for new notes.

Covenant Compliance

Our long-term financings (excluding perpetual notes and finance leases) are subject to restrictive covenants, and our term loan and Debentures VII have restrictions that require us to comply with specific liquidity and interest expense coverage ratios.  As of March 31, 2019, our Debentures VII were not subject to any covenants scheduled for measurement, due to the renegotiation of the transaction.  Pursuant to the agreement, the Company will resume measuring the following ratios, which are measured half-yearly, as of June 30, 2019:  (i) net debt/EBITDAR and (ii) debt coverage ratio (ICSD).  Our covenant compliance is evaluated on a semi-annual basis (in June and December).  As a result, as of March 31, 2019, we were in compliance with the Debentures VII’s covenants.

According to our term loan, we must make deposits in case we reach contractual limits of our U.S. dollar denominated or linked debt.  As of March 31, 2019, we had no obligation to make these deposits.

Capital Resources

We typically finance our leased aircraft through debt financing, principally aircraft leases.  Although we believe that debt or lease financings should be available for our future aircraft deliveries, we cannot assure you that we will be able to secure financings on terms attractive to us, if at all.  To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs.  We expect to continue to require working capital investment due to the use of credit card installment payments by our customers.  We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

As of March 31, 2019, we had 129 firm Boeing 737-8 Max aircraft orders representing a commitment of approximately R$63.6 billion (US$ 16.3 billion) for deliveries through 2028, based on aircraft list prices, although the actual price payable by us for the aircraft should be lower due to supplier discounts.  These firm aircraft orders represent a significant financial commitment and are projected as follows: R$1.8 billion in 2020, R$5.1 billion in 2021, R$7.9 billion in 2022, R$8.8 billion in 2023 and R$40.0 billion thereafter.

We expect to meet our pre-delivery deposits by using long term loans from private financial institutions guaranteed by first tier financial institutions and capital markets financing such as long term and perpetual notes as well as sale-leaseback transactions.

We meet our payment obligations on aircraft acquisitions with our own funds, short and long-term debt, cash provided by our operating activities, short and medium-term lines of credit and supplier financing.

Recent Accounting Pronouncements

We have adopted IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers, as of January 1, 2018.

IFRS 15 was issued in May 2014 and amended in April 2016, and is effective for fiscal years beginning on or after January 1, 2018.  IFRS 15 presents revenue recognition principles based on a five-step model to be applied to all contracts with customers, in accordance with the entity’s performance requirements.  We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes.  IFRS 15 establishes a new five-step model to be applied to all contracts with customers, in accordance with our performance obligations.  The main impacts from our adoption of IFRS 15 are:

•         Ancillary revenue:  comprises all revenue related to flight transportation services and was assessed and classified as “related to the main service.”  Ancillary revenue will be recognized only when the flight transportation service is provided and we now record ancillary revenue under “Passenger” instead of “Other revenue.”

•         Mileage program:  we present revenue from mileage redemption as “agent” and will recognize gross revenue from reward redemption net of the respective variable direct costs related to the availability of goods and services to Smiles’ members.

IFRS 9 – Financial Instruments:  In July 2014, the IASB issued the final version of IFRS 9 – “Financial Instruments,” which replaced IAS 39 – “Financial Instruments:  Recognition and Measurement” and all previous versions of IFRS 9.  IFRS 9 introduced new requirements for classification and measurement, impairment and hedge accounting and is effective for annual periods beginning on or after January 1, 2018.  We applied IFRS 9 as of January 1, 2018, and its adoption did not affect the classification and measurement of our financial assets and liabilities.

Since our adoption of IFRS 9, we measure the allowance for doubtful accounts based on expected losses instead of incurred losses.

The main impact of IFRS 9 requirements for hedge accounting, which we applied prospectively, is related to the documentation of strategy policies, which have more specific and detailed descriptions of the transactions and instruments designated as hedge accounting.

For more information on recent accounting pronouncements, see note 4.25 to our audited consolidated financial statements included in the 2018 Annual Report.

IFRS 16 was issued in January 2016 and replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Lease-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.  IFRS 16 sets the principles for recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17.  IFRS 16 became effective on January 1, 2019.  IFRS 16 establishes the conditions for recognition, measurement and disclosure of lease operations and, for the majority of leases, requires the lessee to recognize a liability to make lease payments and an asset representing the right of use of the underlying asset during the lease term.  For more information on the impact of the adoption of IFRS 16, see note 4.1.1 to our unaudited interim condensed consolidated financial statements as of March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018.

The summary of the effects of the adoption is as set forth below:

	Assets (a)	Liabilities (b)	Equity (a-b)
	(unaudited)
	(in millions of Reais)
Operating leases
Right of use - Aircraft and flight equipment	2,892.8	5,540.6	(2,647.8)
Right of use - Other	41.4	50.0	(8.6)
Deferred tax – Smiles(*)	-	-	0. 3
Net effect	2,934.3	5,370.9	(2,436.3)

*      The amount refers to the tax credit constituted from the initial adoption of IFRS 16 recorded in the deferred tax asset of the subsidiary Smiles Fidelidade S.A..

Research and Development, Patents and Licenses, etc.

We believe the Gol brand has become synonymous with innovation and value in the Brazilian airline industry.  We filed requests for registration of the trademarks “GOL” and “GOL LINHAS AÉREAS INTELIGENTES,” with trademark offices in Brazil and in other countries, and were granted final registration of these trademarks in, among others, Argentina, Aruba, Bolivia, Chile, Colombia, Dominican Republic, the European Union, the United States, Paraguay and Uruguay.

Trend Information

We expect to continue executing our rational strategy, with a capacity forecast matching GDP growth and the expected demand for seats.  We expect to reduce our non-fuel cost per available seat kilometer (CASK) as we reduce the age of our fleet, operate an increasingly fuel efficient fleet, benefit from cost savings associated with our aircraft maintenance facility and improve upon our cost-efficient distribution channels.

Disclosure of Lease Obligations

The future payments of right of use leases without purchase option agreements indexed to U.S. dollars are detailed as follows:

March 31, 2019
(unaudited) (in millions of reais)
2019	1,173.6
2020	1,419.0
2021	1,209.2
2022	1,019.0
2023	808.4
2024 and thereafter	1,766.5
Total minimum lease payments	7,395.7
Less total interest	(1,695.8)
Present value of minimum lease payments	5,699.9
Less current portion	(1,074.2)
Noncurrent portion	4,625.7

The future payments of right of use leases with purchase option agreements indexed to U.S. dollars are detailed as follows:

March 31, 2019
(unaudited) (in millions of reais)
2019	105,8
2020	140,9
2021	140,6
2022	140,4
2023	70,4
2024 and thereafter	67,8
Total minimum lease payments	665,9
Less total interest	(49,7)
Present value of minimum lease payments	616,2
Less current portion	(121,7)
Noncurrent portion	494,5